                                                                  Exhibit (d)(2)

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                      RIDER

                            SUPPLEMENTARY TERM (STR)

1. BENEFIT We will pay the Term Insurance Benefit, as calculated in accordance with Section 2 below, to the Beneficiary promptly when we have due proof that the Insured died while this rider was in effect.

     When this rider is issued at the same time as the policy to which it is attached ("Base Policy"), the initial Target Face Amount as shown on the Policy Data Page will equal the Initial Face Amount on the Base Policy plus the Term Face Amount.

     When the rider is added to an inforce Base Policy, the Target Face Amount will equal the Face Amount on the Base Policy as of the Rider Effective Date plus the Term Face Amount. In such cases, the Target Face Amount and Term Face Amount will be shown below.

2. AMOUNT OF INSURANCE On the first monthly deduction day, the Term Insurance Benefit is equal to the Term Face Amount.

     As described under the Life Insurance Benefit Options Section of the Base Policy, the Life Insurance Benefit payable under the Base Policy can be no less than the amount determined as a percentage (shown in the Base Policy) of the Alternative Cash Surrender Value equal to the minimum necessary for the policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended. As the percentage used in this calculation changes by attained age and the Alternative Cash Surrender Value changes over time, the Life Insurance Benefit payable under the Base Policy may automatically increase or decrease as a result of this calculation. When this occurs, the Term Insurance Benefit will automatically be adjusted. On each Monthly Deduction Day, other than the first Monthly Deduction Day, the Term Insurance Benefit will automatically be set in accordance with the Life Insurance Benefit Option that is in effect under the Base Policy as follows:

     Option 1: The Term Insurance Benefit will automatically be set to equal the Target Face Amount minus the Life Insurance Benefit.

     Option 2: The Term Insurance Benefit will automatically be set to equal the Target Face Amount plus the Alternative Cash Surrender Value minus the Life Insurance Benefit.

     Option 3: The Term Insurance Benefit will automatically be set to equal the Target Face Amount plus the Cumulative Premium Amount minus the Life Insurance Benefit.

     The Term Insurance Benefit will never be less than zero.

     If the Base Policy's Life Insurance Benefit, as calculated above, changes for any reason other than as stated under the Life Insurance Benefit Options Section of the Base Policy, the Term Insurance Benefit will not be changed. Instead, a corresponding increase or decrease resulting from the change in the Base Policy's Life Insurance Benefit will be made to the Target Face Amount.

     You may also request an increase or decrease in the Term Insurance Benefit at any time, subject to the limitations set in Section 6. In this case, a corresponding change will be made to the Target Face Amount.

     Any requested decrease to the Target Face Amount will first be taken from the Term Insurance Benefit and then, if necessary, from the Base Policy's Life Insurance Benefit, unless indicated otherwise in your request.

     Evidence of insurability, satisfactory to us, must be furnished any time there is a request for an increase in the Target Face Amount.

309-360

                            SUPPLEMENTARY TERM (STR)
                                   (CONTINUED)

3. RIDER CONTINUATION If, on a Monthly Deduction Day, the Term Insurance Benefit is automatically reduced to zero, the rider will still remain inforce. If the Life Insurance Benefit under the Base Policy subsequently decreases, as described under the Life Insurance Benefit Options Section of the Base Policy, the Term Insurance Benefit will be adjusted based on the Life Insurance Benefit Option that is in effect under the Base Policy.

4. COST OF INSURANCE The monthly Cost of Insurance for this rider will be deducted from the cash value of the Base Policy on each Monthly Deduction Day. The monthly Cost of Insurance will be based on the Term Insurance Benefit as determined on each Monthly Deduction Day and the Cost of Insurance rates in effect at that time. The monthly Cost of Insurance for this rider is equal to (1) multiplied by (2), where:

     (1)  is the monthly Cost of Insurance rate per $1,000 of insurance; and

     (2) is the number of thousands of Term Insurance Benefit as determined on each Monthly Deduction Day divided by 1.0032737.

     The actual Cost of Insurance rates applicable to this rider will be set by us, in advance, at least once each year. Any change in Cost of Insurance rates will be made on a uniform basis for all Insureds in the same class. The Cost of Insurance rates are guaranteed to never exceed the rates shown in the Table of Guaranteed Maximum Monthly Cost of Insurance Rates shown on the Data Page for the Base Policy.

5. CONVERSION While the Insured is alive and the rider is in effect, you may use all or part of the Term Insurance Benefit to increase the Face Amount of the Base Policy. This change is called a conversion and no evidence of insurability will be required. The Target Face Amount will remain the same. The conversion will take effect on the Monthly Deduction Day that is on or next follows the date we receive your written request for the conversion. Any Term Insurance Benefit that is converted ends when the conversion takes effect.

     The final date on which you may request a conversion is the Policy Anniversary prior to which the Insured is age 95.

6. TARGET FACE AMOUNT LIMITATION The following amount limitations apply under this rider. These limitations do not apply to changes in the Base Policy's Life Insurance Benefit made in accordance with the Life Insurance Benefit Options Section of the Base Policy or the resulting changes made to the Term Insurance Benefit.

     (a) The Target Face Amount cannot be decreased to an amount below [$26,000]. This limit does not apply to changes in the Base Policy's Life Insurance Benefit made in accordance with the Life Insurance Benefit Option Change Section of the Base Policy or the resulting changes made to the Term Insurance Benefit.

     (b) The Term Insurance Benefit cannot exceed [10] times the Base Policy's Face Amount. No increase in the Term Insurance Benefit will be permitted that would cause the limitations in (a) above not to be met. If a change is made that would reduce the Base Policy's Life Insurance Benefit so that the limitation in (a) above would not be met, the amount of term insurance that exceeds [10] times the Base Policy's Face Amount will be converted to increase such Face Amount to meet this limitation. The Target Face Amount will remain the same.

     If you request a change that would cause the limitation stated in (a) above not to be met (except due to a partial surrender), you will be notified. If you still wish to make the requested change, the Term Insurance Benefit must be fully converted or this rider will be terminated.

7. CASH OR LOAN VALUE The Term Insurance Benefit does not have cash or loan values.

8. ENTIRE CONTRACT This rider, when paid for, is made part of the Base Policy, based on the application for the rider.

309-360

                            SUPPLEMENTARY TERM (STR)
                                   (CONTINUED)

9. OTHER RIDERS If you elect to have this rider made part of the Base Policy, no other riders that provide term insurance on the Insured can be made a part of the Base Policy.

10. CONTESTABILITY We will not contest this rider after it has been in force during the lifetime of the Insured for 2 years from the Rider Issue Date.

     We will not contest the amount of any increase in the Term Insurance Benefit after this additional term insurance has been in force during the lifetime of the Insured for 2 years from the effective date of the increase.

     However, if the increase in the Term Insurance Benefit is the result of a corresponding decrease in the Life Insurance Benefit of the Base Policy, no new contestable period will apply to this insurance.

11. SUICIDE EXCLUSION Suicide of the Insured, while sane or insane, within 2 years of the Rider Issue Date, is not covered by this rider. In that event, this rider will end. If this rider is issued at the same time as, or after, the Base Policy, and the suicide of the Insured occurs within 2 years of the Issue Date of the Base Policy, the only amount payable will be determined by the Suicide Exclusion Section of the Base Policy. However, if this rider is issued after the Base Policy, and the suicide of the Insured occurs more than 2 years from the Issue Date of the Base Policy, but less than 2 years from the Rider Issue Date, the only amount payable under this rider will be any monthly costs that were deducted for this rider.

     For any increase in the Term Insurance Benefit under this rider resulting from a requested increase in the Target Face Amount, the 2-year suicide exclusion period will be measured from the effective date of the increase.

     However, if the increase in the Term Insurance Benefit under this rider is the result of a corresponding decrease in the Life Insurance Benefit of the Base Policy, no new suicide exclusion period will apply to this insurance.

12. REINSTATEMENT If the Base Policy ends and is reinstated, the rider is also reinstated.

13. DATES This rider and the Base Policy have the same Issue Date and Effective Date, unless the rider is added to a Base Policy that is already inforce. In this case, the Rider Issue Date and Rider Effective Date will be shown below.

14. CANCELLATION You can cancel this rider by sending us your signed notice in a form acceptable to us at our Service Office. This rider will end on the Monthly Deduction Day on or next following the date we receive your request.

     This rider ends on the Policy Anniversary on which the Insured is age 95, or at such time when the rider is fully converted. This rider also ends if the Base Policy ends or is surrendered. However, coverage under this rider can end without coverage under the Base Policy also ending.

[RIDER ISSUE DATE: [September 1, 2010]

RIDER EFFECTIVE DATE: [September 1, 2009]

TARGET FACE AMOUNT: [$175,000]

TERM FACE AMOUNT: [$100,000]]

                                        NEW YORK LIFE INSURANCE
                                        AND ANNUITY CORPORATION


/s/ Catherine A Marrion                 /s/ Theodore A Mathas
-------------------------------------   ----------------------------------------
              SECRETARY                                 PRESIDENT

309-360